September 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	On Holding AG (the “Company”)
Registration Statement on Form F-1
Registration No. 333-258998

Attention: Mr. Thomas Jones and Mr. Perry Hindin

Dear Mr. Jones and Mr. Hindin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on September 14, 2021 or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Yasin Keshvargar of Davis Polk & Wardwell LLP at (212) 450-4839 or yasin.keshvargar@davispolk.com with any questions with respect to this letter.

Sincerely, On Holding AG

By:	/s/ Martin Hoffmann
	Name:	Martin Hoffmann
	Title:	Chief Financial Officer and Co-Chief Executive Officer